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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **October 25, 2010**

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	000-20412	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604 Vancouver, British Columbia, Canada	V6C 2T7
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **604-689-0188**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 FD Disclosure.
International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**), the manufacturer of Pyrotite ®, a proprietary fire-resistant building material that contains a large volume of water engineered to release at high temperatures, reports revenue and sales volume results for the first fiscal quarter ended September 30, 2010.

Overall revenue generated for the quarter was $879,274, a 51% increase over the $581,536 generated during the same period in the previous year. Revenue for the reported 2010 quarter would have shown a 69% increase if the value of the substrate panel were reflected in Barrier's sales price; as was the case in the previous year. Barrier's Supply Agreement with LP® Building Products, the world's largest producer of OSB, is a "treatment only" service where the resulting fire rated panel is both trademarked and sold by LP. Quarterly revenue into the Residential Roof Deck/Wall Assembly/Structural Insulated Panel Market increased 109% from $85,247 to $178,125,   and revenue into the Commercial Modular Market increased 46% from $242,039 to $353,356.

Sales volume of shipments of Barrier products for the quarter ending September 30, 2010, was 1,774,100 sq. ft. This is an increase of 96% over the 903,000 sq. ft. that was shipped during the first quarter in the comparable fiscal year in 2009. In addition, it was the highest quarterly shipment level since the first fiscal quarter of 2008. Sales into the Residential Roof Deck/Wall Assembly/Structural Insulated Panel Market increased by 208% during the period, and shipments into the Commercial Modular Market increased by 65%.

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits:

99.1 October 25, 2010 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 25, 2010

International Barrier Technologies Inc.
(Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)



News Release
For Immediate Release:
October 25, 2010

International Barrier Technology Reports 51% Growth in Quarterly Sales Revenue and 96% Growth in Sales Volume for the Fiscal First Quarter Ended September 30, 2010

Shipments Increase Despite Construction Industry Slowdown as Barrier's Private-Label Pyrotite® Partnerships with Major Players Within the Wood Building Industry Strengthen

Watkins, MN - October 25, 2010 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**), the manufacturer of Pyrotite®, a proprietary fire-resistant building material that contains a large volume of water engineered to release at high temperatures, reports revenue and sales volume results for the first fiscal quarter ended September 30, 2010.

Overall revenue generated for the quarter was $879,274, a 51% increase over the $581,536 generated during the same period in the previous year. Revenue for the reported 2010 quarter would have shown a 69% increase if the value of the substrate panel were reflected in Barrier's sales price; as was the case in the previous year. Barrier's Supply Agreement with LP® Building Products, the world's largest producer of OSB, is a "treatment only" service where the resulting fire rated panel is both trademarked and sold by LP. Quarterly revenue into the Residential Roof Deck/Wall Assembly/Structural Insulated Panel Market increased 109% from $85,247 to $178,125, and revenue into the Commercial Modular Market increased 46% from $242,039 to $353,356.

Sales volume of shipments of Barrier products for the quarter ending September 30, 2010, was 1,774,100 sq. ft. This is an increase of 96% over the 903,000 sq. ft. that was shipped during the first quarter in the comparable fiscal year in 2009. In addition, it was the highest quarterly shipment level since the first fiscal quarter of 2008. Sales into the Residential Roof Deck/Wall Assembly/Structural Insulated Panel Market increased by 208% during the period, and shipments into the Commercial Modular Market increased by 65%.

Dr. Michael Huddy, Barrier Technology CEO, commented: "We are pleased to see that the Pyrotite® technology private-label agreement we announced in January of 2010 with LP® Building Products is beginning to take shape. Coupled with our ongoing relationship with MuleHide Products in the commercial modular market, Barrier is successfully dealing with the lingering depression in the construction industry. Barrier is growing at record pace; on par with levels in 2008. We attribute this growth to an increase in captured market share for fire rated building materials created by new product applications for Pyrotite technology and the nationwide marketing, sales, and distribution sources our private-label partnerships provide."

Dr. Huddy concluded: "We continue to create success by targeting sales efforts toward architect and specifying engineer educational seminars which focus on applications requiring fire-rated material on exterior roofs and walls of multi-use commercial buildings. This market provides our private-label partners with strong growth potential as individual projects in this market can require significant volumes of Barrier Pyrotite® products. With current capacity levels at our manufacturing facility near 40 million sq. ft., we have significant room for growth and are confident we can keep pace with demand from our partners in the near term."

Additional Information:
To view a fact sheet on International Barrier http://www.intlbarrier.com/investors/documents/IBTGF_FS.pdf
To view recent media coverage of Barrier http://www.intlbarrier.com/news/media_coverage.htm

International Barrier Technology Inc.
510 4th St N • P.O. Box 379 • Watkins, MN 55389 USA
Tel: 866-735-3519 • Email: mmcelwee@intlbarrier.com



About International Barrier Technology Inc.

International Barrier Technology Inc. (OTCBB: IBTGF; TSXV: IBH) develops, manufactures, and markets proprietary fire-resistant building materials branded as LP® FlameBlock® Fire-Rated OSB Sheathing and Mule-Hide FR Deck Panel. Barrier's award-winning fire-resistant wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Barrier's family of products provides customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. For more information please visit www.intlbarrier.com.

INTERNATIONAL BARRIER TECHNOLOGY INC.

_____
Michael D. Huddy
President, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

Melissa McElwee, Investor Relations Manager
International Barrier Technology
(866) 735-3519
mmcelwee@intlbarrier.com

The Investor Relations Group
IR: Adam S. Holdsworth
212-825-3210
or
PR: Enrique Briz
For more information please visit:
www.intlbarrier.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.